Filed under SEC
                                                  Rule 424 (b)(2)
                                                  Registration No. 33-44271

                HILB, ROGAL AND HAMILTON COMPANY

                          SUPPLEMENT TO
               PROSPECTUS DATED FEBRUARY 12, 1992

     RELATING TO THE ACQUISITION OF ALL OF THE CAPITAL STOCK
     OF 2992575 LTD. WHICH OWNS ALL OF THE CAPITAL STOCK OF
     DEPRES HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS, LTD.

          The following information is furnished to supplement and complete the information contained in the Prospectus dated February 12, 1992 ("Prosp-ectus"), relating to the offering of shares of the Common Stock of Hilb, Rogal and Hamilton Company ("Company") and certain other consideration to the shareholders of 2992575 Ltd., which owns 100% of the capital stock of Depres Harland & Associates Insurance & Surety Brokers, Ltd. ("Depres"), in exchange for 100% of the capital stock of 2992575 Ltd.

                    Terms of the Transaction

          (a) (1) Effective on or about March 1, 1996, Hayhurst Elias Dudek, Inc. ("HED"), a wholly-owned subsidiary of Hilb, Rogal and Hamilton Company of Canada ("HRH Canada") which is a wholly-owned subsidiary of the Company will consummate a Stock Purchase Agreement for all of the capital stock of 2992575 Ltd. ("Stock Purchase Agreement") whereby the shareholders of this entity will receive shares of Common Stock of the Company valued at CDN $600,000 based on the average closing price on the New York Stock Exchange for each of the ten consecutive trading days with the tenth and final trading day being the last trading day which is ten trading days prior to closing date ("Shares") plus cash of CDN $400,000 plus three future cash payments subject to (i) all necessary corporate approvals of each corporation, (ii) all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained, and (iii) the satisfaction of all other conditions precedent as outlined in the Stock Purchase Agreement (see Exhibit 2.25). The purchase price will be adjusted after closing based upon the final determination of net worth as defined in the Agreement of Purchase. The future cash payments will be made based upon revenues realized in the subsequent three year period which may increase the purchase price up to a maximum of CDN $316,668 in each year.

          Immediately after the completion of the transfer of the 2992575 Ltd. stock to HED, 2992575 Ltd., Depres and HED will be amalgamated pursuant to the provisions of the Canada Corporation Act ("the Amalgamation") to form Hayhurst Elias Dudek, Inc., a surviving corporation qualified and validly existing under the Laws of Canada ("the Surviving Corporation"). After the completion of the Amalgamation, the Surviving Corporation will be a wholly-owned subsidiary of HRH Canada.

          2992575 Ltd. has no other significant assets and liabilities other than the investment in Depres. Accordingly, financial information and other data included herein is limited to that of the operations of Depres.

         (2) The acquisition of Depres by the Company has been agreed upon because the Company is engaged in the business of owning insurance agencies and because the shareholders of Depres have determined that a sale to the Company is beneficial to the growth of Depres' insurance operations in Canada.

          Depres' operations will add approximately 12 employees and CDN $1,000,000 of revenues to the Company.

               (3) The stock issued in the transaction will be shares of Company Common Stock, no par value, valued at CDN $600,000 based on the average closing price on the New York Stock Exchange for each of the ten consecutive trading days with the tenth and final trading day being the last trading day which is ten trading days prior to closing date. For a description of the Company Common Stock refer to the section entitled "Description of Common Stock" in the Prospectus.

               (4) There are no material differences between the rights of the security holders of Depres and the rights of security holders of the Company.

               (5) The acquisition will be treated using the purchase method of accounting for acquisitions under generally accepted accounting principles.

               (6) The Surviving Company will be included in a Canadian tax return of the Canadian operations as of the effective date. The acquisition will be recorded as a tax free exchange.

          (c) The acquisition agreement is incorporated into this supplement as Exhibit 2.25.

                 Pro Forma Financial Information
                    See attached - Schedule A

                 Material Contracts with Seller

          There have been no material contracts between the Company and 2992575 Ltd. or Depres prior to the proposed effective date of the Agreement of Merger.

                   Information with Respect to
     Depres Harland & Associates Insurance & Surety Brokers, Ltd.

          Depres was founded in 1985. Depres is a general insurance and surety brokerage agency with its principal offices located in Winnipeg, Manitoba, Canada.

                 Common Stock and Dividend Data

          There is no established public trading market for the stock of 2992575 Ltd. or Depres. 2992575 Ltd. has four shareholders and owns 100% of the Capital Stock of Depres.

          Dividends paid by Depres have totalled CDN$115,000, CDN$118,686 and CDN$39,319 during the fiscal years ended May 31, 1995, 1994 and 1993, respectively. There have been no dividend distributions by Depres since May 31, 1995.
                     Shareholder Information

          (a)  (1) WE ARE NOT ASKING YOU FOR A PROXY AND YOU
     ARE REQUESTED NOT TO SEND US A PROXY.

               (2) & (3) 2992575 Ltd. and Depres have agreed to submit the Stock Purchase Agreement to its shareholders for adoption by unanimous written consent after receipt and review of this supplement to the Prospectus. Since the Stock Purchase Agreement requires that the transaction can be completed only with the unanimous consent of the shareholders of the companies being acquired, notice requirements shall have been met and there shall be no dissenters.

               (4) & (5) There are no material interests, direct or indirect of affiliates, officers or directors of the registrant or of the companies being acquired in the proposed transaction.

               (6) Depres has 40,000 authorized shares of common stock, no par value of which there are 1,000 shares issued and outstanding. In addition, Depres has 4,000 authorized shares of preferred stock of which there are 100 shares issued and outstanding.

          2992575 Ltd. has 2,000 5,000, 2,000 and 10,000 authorized shares of
     Class A Common Stock, Class A Preferred Stock, Class B Common Stock and Class B Preferred Stock, respectively. Shares issued and outstanding are as follows:

                          Class A Common Stock         Class B Preferred Stock
                           Number    Percentage            Number   Percentage

     George R. Depres           560       70%              10,000     100%
     Robert R. Depres            80       10%
     George A. Peters            80       10%
     Nelson W. Hoe               80       10%
                                ---      ----              ------     ----
                                800      100%              10,000     100%
                                ===      ====              ======     ====


               (7) Upon completion of the proposed acquisition, no share-
     holder of   2992575 Ltd. or Depres will be serving as a director or
     executive officer of the registrant.

                             Experts

          The financial statements of Depres Harland & Associates Insurance & Surety Brokers, Ltd. as of and for the fiscal year ended May 31, 1995 appearing in this supplement to the Amended Prospectus dated February 12, 1992, and in the Registration Statement have been audited by Knowles, Warkentin & Bridges, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                              Hilb, Rogal and Hamilton Company

          Date of this Supplement:  February 26, 1996

                SCHEDULE A - PRO FORMA CONDENSED
                FINANCIAL STATEMENTS (UNAUDITED)

          The following pro forma condensed consolidated balance sheet as of September 30, 1995 and the pro forma consolidated income statements for the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992 give effect to the pooling-of-interests merger with
     R. E. Lipman Insurance Brokers, Inc. ("Lipman," effective on May 1, 1995); the proposed acquisition of Depres Harland & Associates Insurance & Surety Brokers, Ltd. ("Depres," expected to be effective on or about March 1, 1996); and the acquisition of certain assets and liabilities of three insurance agencies purchased in 1996, 13 insurance agencies purchased in 1995 and four insurance agencies purchased in 1994. The pro forma information is based on the historical financial statements of Hilb, Rogal and Hamilton Company and the acquired agencies, giving effect to the transactions under the purchase method or pooling-of-interests method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The pro forma consolidated income statements give effect to the purchase method acquisitions and proposed purchase method acquisitions as if they had occurred on January 1, 1994, and the pooling-of-interest as if it had occurred prior to all periods presented. The pro forma condensed consolidated balance sheet gives effect to the business combinations which occurred or are probable of occurring subsequent to September 30, 1995, as if they had occurred before September 30, 1995.

          The pro forma statements have been prepared by management based upon the historical financial statements of Hilb, Rogal and Hamilton Company, Depres, Lipman and other acquired agencies. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements and notes of the Company included in the Company's 1994 Annual Report to Shareholders which is incorporated by reference in the Company's Annual Report on Form 10-K, which is incorporated herein by reference.

HILB, ROGAL & HAMILTON COMPANY
PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 1995

-------------------------------------------------------------------------------------------------------------
                           HILB, ROGAL   ACQUISITIONS   PRO FORMA ADJUSTMENTS              PRO FORMA
                          AND HAMILTON   (PURCHASES)  FOR PURCHASE ACQUISITIONS          CONSOLIDATED
                             COMPANY
                                                      ==============================
-------------------------------------------------------------------------------------------------------------
ASSETS

CASH AND CASH EQUIVALENTS   $18,406,721      $361,305       (36,539)(1)   (1,357,400)(2)   $17,374,087
INVESTMENTS                  15,187,654                                                     15,187,654
RECEIVABLES & OTHER          55,042,632       996,080      (249,937)(1)                     55,788,775
                         ------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS         88,637,007     1,357,385      N/A            (1,643,876)       88,350,516

INVESTMENTS                   4,550,000                                                      4,550,000
PROPERTY & EQUIPMENT         13,269,289       146,580      (146,580)(1)       59,400 (3)    13,328,689
INTANGIBLE ASSETS            61,207,058       122,390      (122,390)(1)    2,736,560 (3)    63,943,618
OTHER ASSETS                  5,124,817       218,703             0                0         5,343,520
                         ------------------------------------------------------------------------------------
TOTAL ASSETS               $172,788,171    $1,845,058      N/A              $883,114      $175,516,343
                         ====================================================================================

LIABILITIES & EQUITY:

PREMIUMS PAYABLE-INS CO     $75,750,131      $979,063                                      $76,729,194
OTHER ACCRUED LIABILITIES    16,527,253       217,783                                       16,745,036
                         ------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES    92,277,384     1,196,846      N/A                     0        93,474,230
LONG-TERM DEBT                8,843,045       163,788       (88,767)(1)                      8,918,066
OTHER LONG-TERM LIAB.         7,621,649        17,745                        456,560 (3)     8,095,954

SHAREHOLDERS' EQUITY

COMMON STOCK                 36,344,803         6,244        (6,244)(4)      982,000 (2)    37,326,803
RETAINED EARNINGS            27,638,984       460,435      (460,435)(4)                     27,638,984
CUMULATIVE TRANSLATION AD        62,306                                                         62,306
                         ------------------------------------------------------------------------------------
                             64,046,093       466,679      N/A               515,321  0     65,028,093
                         ------------------------------------------------------------------------------------
                           $172,788,171    $1,845,058      N/A              $883,114      $175,516,343
                         ====================================================================================

(1)  TO ADJUST FOR ASSETS AND LIABILITIES NOT ACQUIRED.

(2) TO REFLECT PURCHASE PRICE OF ASSETS AND LIABILITIES ACQUIRED SUBSEQUENT TO SEPTEMBER 30, 1995 IN PURCHASE TRANSACTIONS.

(3)  TO ADJUST FOR ASSET VALUATIONS UNDER PURCHASE ACCOUNTING.

(4)  TO ELIMINATE SHAREHOLDERS' EQUITY OF ACQUIRED ENTITIES.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-------------------------------------------------------------------------------------------------------------
                                                NINE MONTHS ENDED SEPTEMBER 30, 1995
                                -----------------------------------------------------------------------------
                                 HILB, ROGAL  ACQUISITIONS   PRO FORMA  ADJUSTMENTS  PRO FORMA
                                & HAMILTON CO. (PURCHASES)       FOR PURCHASE       CONSOLIDATED
                                                                 ACQUISITIONS

-------------------------------------------------------------------------------------------------------------

REVENUES:

COMMISSIONS & FEES               $106,995,550   $9,429,580                          $116,425,130
INTEREST INCOME                     1,519,707      116,310    ($284,098)    (1)        1,351,919
OTHER                               3,907,591      107,098      (79,990)    (2)        3,934,699
                                -----------------------------------------------------------------------------
TOTAL REVENUES                    112,422,848    9,652,988     (364,088)             121,711,748
                                -----------------------------------------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          61,872,170    5,186,315     (442,931)    (2)       66,615,554
OTHER OPERATING EXPENSES           27,278,034    4,339,615     (190,488)    (2)       31,427,161
AMORTIZATION OF INTANGIBLES         5,182,985      151,295      398,202     (3)        5,732,482
INTEREST EXPENSE                      324,126      137,584      (68,346)    (4)          393,364
                                -----------------------------------------------------------------------------
TOTAL OPERATING EXPENSES           94,657,315    9,814,809     (303,563)             104,168,561
                                -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES         17,765,533     (161,821)     (60,525)              17,543,187

INCOME TAXES                        7,138,296                   (88,938)    (5)        7,049,358
                                -----------------------------------------------------------------------------

NET INCOME                        $10,627,237    ($161,821)     $28,413              $10,493,829
                                =============================================================================


NET INCOME PER COMMON SHARE             $0.73                                              $0.71
                                =============================================================================

SHARES ISSUED AND OUTSTANDING      14,173,064                    72,848               14,245,912
                                -----------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,616,707                   204,110               14,820,817
                                -----------------------------------------------------------------------------

(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.

(2) TO REFLECT ADJUSTMENTS TO HISTORICAL AMOUNTS TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ELIMINATION OF NONRECURRING ITEMS, ETC.

(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE FAIR
     VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.

(4)  TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION DEBT.

(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31, 1994
                                ------------------------------------------------------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA   ACQUISITIONS   PRO FORMA  ADJUSTMENTS  PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED    (PURCHASES)       FOR PURCHASE     CONSOLIDATED
                                                  MERGER        POOLED                       ACQUISITIONS
                                                                TOTAL
--------------------------------------------------------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $132,914,113      $339,483  $133,253,596  $25,678,340                          $158,931,936
INTEREST INCOME                     1,899,803         9,147     1,908,950      336,471    ($784,562)    (1)        1,460,859
OTHER                               5,995,698         2,084     5,997,782      191,802     (125,879)    (2)        6,063,705
                                ------------------------------------------------------------------------------------------
TOTAL REVENUES                    140,809,614       350,714   141,160,328   26,206,613     (910,441)             166,456,500
                                ------------------------------------------------------------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          78,310,999       240,592    78,551,591   14,719,759     (554,565)    (2)       92,716,785
OTHER OPERATING EXPENSES           35,975,715       134,437    36,110,152    9,943,975     (569,490)    (2)       45,484,637
AMORTIZATION OF INTANGIBLES         6,436,119                   6,436,119      993,078      711,355     (3)        8,140,552
INTEREST EXPENSE                      812,216                     812,216      637,197     (300,939)    (4)        1,148,474
POOLING-OF-INTERESTS EXPENSE          487,986                     487,986                                            487,986
                                ------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES          122,023,035       375,029   122,398,064   26,294,009     (713,639)             147,978,434
                                ------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES         18,786,579       (24,315)   18,762,264      (87,396)    (196,802)              18,478,066

INCOME TAXES                        7,394,296        (6,350)    7,387,946                  (113,679)    (5)        7,274,267
                                ------------------------------------------------------------------------------------------

NET INCOME                        $11,392,283      ($17,965)  $11,374,318     ($87,396)    ($83,123)             $11,203,799
                                ==========================================================================================



NET INCOME PER COMMON SHARE             $0.77                       $0.77                                              $0.74
                                ==========================================================================================

SHARES ISSUED AND OUTSTANDING      14,679,464        37,000    14,716,464                   390,574               15,107,038
                                ------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,778,304        37,000    14,815,304                   399,949               15,215,253
                                ------------------------------------------------------------------------------------------


(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM FROM CASH PAID FOR ACQUIRED AGENCIES.

(2) TO REFLECT ADJUSTMENTS TO HISTORICAL AMOUNTS TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ELIMINATION OF NONRECURRING ITEMS, ETC.

(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE FAIR VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.

(4) TO REFLECT INTEREST ON ACQUISITION DEBT AND TO ADJUST HISTORICAL INTEREST FOR DEBT NOT ASSUMED.

(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-------------------------------------------------------------------------
                                       YEAR ENDED DECEMBER 31, 1993
                             ----------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED
                                                 MERGERS        POOLED
                                                                TOTAL
--------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $137,662,048      $403,680  $138,065,728
INTEREST INCOME                     1,558,982         9,678     1,568,660
OTHER                               2,435,150         1,978     2,437,128
                                -----------------------------------------
TOTAL REVENUES                    141,656,180       415,336   142,071,516
                                -----------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          82,469,714       286,526    82,756,240
OTHER OPERATING EXPENSES           37,773,552       139,098    37,912,650
AMORTIZATION OF INTANGIBLES         6,581,550             0     6,581,550
INTEREST EXPENSE                    1,270,268             0     1,270,268
POOLING-OF-INTERESTS EXPENSE          503,207                     503,207
                                -----------------------------------------
TOTAL OPERATING EXPENSES          128,598,291       425,624   129,023,915
                                -----------------------------------------
INCOME BEFORE INCOME TAXES         13,057,889       (10,288)   13,047,601

INCOME TAXES                        4,764,496        (3,672)    4,760,824
                                -----------------------------------------
NET INCOME                         $8,293,393       ($6,616)   $8,286,777
                                =========================================

NET INCOME PER COMMON SHARE             $0.57                       $0.57
                                =========================================

SHARES ISSUED AND OUTSTANDING      14,800,904        37,000    14,837,904
                                -----------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      14,456,055        37,000    14,493,055
                                -----------------------------------------

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

-------------------------------------------------------------------------
                                       YEAR ENDED DECEMBER 31, 1992
                              -------------------------------------------
                                 HILB, ROGAL   POOLING-OF-    PRO FORMA
                                & HAMILTON CO.  INTERESTS      COMBINED
                                                 MERGERS        POOLED
                                                                TOTAL
-------------------------------------------------------------------------
REVENUES:

COMMISSIONS & FEES               $137,296,081      $423,032  $137,719,113
INTEREST INCOME                     1,374,949        12,097     1,387,046
OTHER                               1,789,925           677     1,790,602
                                -----------------------------------------
TOTAL REVENUES                    140,460,955       435,806   140,896,761
                                -----------------------------------------

OPERATING EXPENSES:

COMPENSATION AND BENEFITS          81,939,724       277,357    82,217,081
OTHER OPERATING EXPENSES           36,208,784       142,421    36,351,205
AMORTIZATION OF INTANGIBLES         6,557,924             0     6,557,924
INTEREST EXPENSE                    1,820,819             0     1,820,819
POOLING-OF-INTERESTS EXPENSE          532,960                     532,960
                                -----------------------------------------
TOTAL OPERATING EXPENSES          127,060,211       419,778   127,479,989
                                -----------------------------------------
INCOME BEFORE INCOME TAXES         13,400,744        16,028    13,416,772

INCOME TAXES                        4,809,342        10,141     4,819,483
                                -----------------------------------------
NET INCOME                         $8,591,402        $5,887    $8,597,289
                                =========================================

NET INCOME PER COMMON SHARE             $0.65                       $0.65
                                =========================================

SHARES ISSUED AND OUTSTANDING      13,242,808        37,000    13,279,80
                                -----------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      13,241,030        37,000    13,278,030
                                -----------------------------------------

                         AUDITED FINANCIAL STATEMENTS

         DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS, LTD.

AUDITORS' REPORT





To the Shareholders of
Depres, Harland & Associates Insurance & Surety Brokers Ltd.


We have audited the balance sheet of Depres, Harland & Associates Insurance & Surety Brokers Ltd. as at May 31, 1995 and the statements of income, shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the company's management. Our respon-

sibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-

dards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence sup-

porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1995 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.








Knowles, Warkentin & Bridges
Chartered Accountants
Winnipeg, Canada
February 14, 1996

        DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                                 BALANCE SHEET
                              As at May 31, 1995


                                                      1995        1994
                                                               (unaudited)
Current Assets
   Cash                                            $   62,012  $   16,918
   Receivables
     Premiums, less allowance for doubtful
     accounts of $10,000 and $2,000 respectively      774,526     790,331
   Prepaid expenses                                     6,940       2,214
                                                   ----------  ----------
                              Total Current Assets    843,478     809,463

Investment                                             80,417      85,417

Property and Equipment, net                            51,332      69,318
                                                   ----------  ----------
                                                   $  975,227  $  964,198
                                                   ==========  ==========










                                   LIABILITIES
Current Liabilities
   Premiums payable to insurance companies         $  715,712  $  673,365
   Accounts payable and accrued expenses               73,162      48,725
   Current portion of long-term debt                   34,002      32,629
                                                   ----------  ----------
                           Total Current Liabilities  822,876     754,719

Long-Term Debt                                         38,783      72,786

Other Long-Term Liabilities                             3,687      68,492

Contingent Liability - Note 4
                                                   ----------  ----------
                                                      865,346     895,997
                                                   ----------  ----------
                              SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 40,000
   shares; outstanding 1,000 shares                       100         100
Preferred stock, no par value; authorized 4,000
   shares; outstanding 100 shares                         100         100
                                                   ----------  ----------
                                                          200         200
Retained Earnings                                     109,681      68,001
                                                   ----------  ----------
                                                      109,881      68,201
                                                   ----------  ----------
                                                   $  975,227  $  964,198
                                                   ==========  ==========

         DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                              STATEMENT OF INCOME
                       For the year ended May 31, 1995


                                          1995        1994        1993
                                        12 months   12 months   11 months
                                                   (unaudited) (unaudited)

Income
   Commissions and fees                $  980,179  $  998,604  $  744,565
   Other                                    7,553      10,737       2,813
                                       ----------  ----------  ----------
                                          987,732   1,009,341     747,378
                                       ----------  ----------  ----------

Operating expenses
   Compensation and employee benefits     533,310     560,445     548,204
   Other operating expenses               236,654     285,504     239,057
   Amortization of intangibles              5,000       5,000       4,583
   Interest expense                        10,090      10,639       5,569
                                       ----------  ----------  ----------
                                          785,054     861,588     797,413
                                       ----------  ----------  ----------

Income (loss) before income taxes         202,678     147,753 (    50,035)

Income taxes (recoverable)                 45,998      34,928 (    10,716)
                                       ----------  ----------  -----------

Net income (loss) for the year         $  156,680  $  112,825 ($   39,319)
                                       ==========  ==========  ==========







Net income per common share             $156.68     $112.83     $   -
                                        =======     =======     =======







Weighted average number of shares
   of common stock outstanding           1,000       1,000       1,000
                                         =====       =====       =====

     DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                       STATEMENT OF SHAREHOLDERS' EQUITY
                              As at May 31, 1995


                                       Preferred     Common     Retained
                                         Stock        Stock     Earnings


Balance at June 30, 1992               $      100  $      100  $  113,181

   Net income (loss) for the year                             (    39,319)

                                       ----------  ----------  ----------
Balance at May 31, 1993                       100         100      73,862

   Payment of dividends ($118.68 per share)                   (   118,686)

   Net income for the year                                        112,825

                                       ----------  ----------  ----------
Balance at May 31, 1994                       100         100      68,001

   Payment of dividends ($115.00 per share)                      (115,000)

   Net income for the year                                        156,680

                                       ----------  ----------  ----------
Balance at May 31, 1995                $      100  $      100  $  109,681
                                       ==========  ==========  ==========

    DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                            STATEMENT OF CASH FLOW
                       For the year ended May 31, 1995

                                          1995        1994        1993
                                        12 months   12 months   11 months
                                                   (unaudited) (unaudited)
Operating activities

  Net income (loss) for the year       $  156,680  $  112,825 ($   39,319)
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization          26,224      36,960      15,769
                                       ----------  ----------  ----------
                                          182,904     149,785  (   23,550)
    Changes in operating assets and liabilities
    net of effects from insurance agency
    acquisitions
     (Increase) decrease in:
       Accounts receivable                 15,805 (   176,383)    155,951
       Prepaid expenses               (     4,726)      8,282       2,206
     Increase (decrease) in:
       Premiums payable to insurance
         companies                         42,347     139,612 (   232,808)
       Accounts payable and accrued
         expenses                          24,437      23,406 (    18,649)
                                      -----------  ----------  ----------
    Net cash provided by (used in)
     operating activities                 260,767     144,702  (  116,850)
                                      -----------  ----------  ----------


Investing activities

  Purchase of property and equipment  (     3,238)(    71,564)(    11,305)
  Other investing activities                -           -           7,870
                                      -----------  ----------  ----------
    Net cash provided by (used in)
     investing activities             (     3,238)(    71,564)(     3,435)
                                      -----------  -----------  ----------

Financing activities

  Proceeds from long-term debt              -          70,000       -
  Principal payments on long-term debt(    32,630)(    27,850)(     9,856)
  Dividends                           (   115,000)(   118,686)      -
  Other financing activities          (    64,805)     64,988 (    26,901)
                                      -----------  ----------  ----------
    Net cash provided by (used in)
     financing activities             (   212,435)(    11,548)(    36,757)
                                      -----------  ----------  -----------


Increase (decrease) in cash and cash
  equivalents                              45,094      61,590 (   157,042)

Cash and cash equivalents,
  beginning of year                        16,918 (    44,672)    112,370
                                       ----------  ----------  ----------

Cash and cash equivalents, end of year $   62,012  $   16,918 ($   44,672)
                                       ==========  ==========  ===========

       DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
                                 May 31, 1995



1.  Significant Accounting Policies

     These financial statements reflect the following policies:

       Capital assets                                 1995        1994
                                                               (unaudited)
         At cost

           Computer system                         $  121,427  $  118,190

           Furniture and fixtures                      31,521      31,521

           Office equipment                             1,893       1,893

           Leasehold improvements                      23,834      23,834

                                                   ----------  ----------
                                                      178,675     175,438

     Accumulated amortization                         127,343     106,120
                                                   ----------  ----------

                                                   $   51,332  $   69,318
                                                   ==========  ==========


     Amortization on capital assets has been provided for at the following rates:

             Computer system          -  30%  Diminishing balance
             Furniture and equipment  -  20%  Diminishing balance
             Office equipment         -  20%  Diminishing balance
             Leasehold improvements   -  1/5  Straight line


2.  Investment

    The company purchased a book of business and has recorded the investment at cost. Amortization will be calculated at 5% per year on a straight-line basis.

                                                      1995        1994
                                                               (unaudited)

     Original cost                                 $  100,000  $  100,000

     Accumulated amortization                          19,583      14,583
                                                   ----------  ----------
                                                   $   80,417  $   85,417
                                                   ==========  ==========

         DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
                                 May 31, 1995



3.  Long-Term Debt                                    1995        1994
                                                               (unaudited)
    Term loan, interest at 7% per annum,
     monthly blended payments of $1,775,
     maturity September 30, 1996                   $   27,292  $   45,918

    Loan for purchase of computer equipment.
     Interest at prime plus 1.5%. Monthly
     principal payments of $1,167 plus inte-
     rest, secured by a general security
     agreement registered in Manitoba                  45,493      59,497


                                                       72,785     105,415
                                                   ----------  ----------
    Payments due within one year                       34,002      32,629
                                                   ----------  ----------

                                                   $   38,783  $   72,786
                                                   ==========  ==========



    Approximate principal payments due within the next five years:

                                 1996 -  $34,002
                                 1997 -   21,298
                                 1998 -   14,004
                                 1999 -    3,481
                                 2000 -     -


4.  Contingent Liability

    The company is presently disputing two legal matters. At the time of this report, the liability amount, if any, is not determinable.


5.  Lease Obligations

    The company's premises are leased at $3,530 per month up to May 31, 1996. The non-due unpaid portion at May 31, 1995 is $42,360.

          DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
                                 May 31, 1995

6.  Selected Financial Data (in thousands, except per share amounts)

                                          For the years ended
                              May 31   May 31   May 31  June 30   June 30
                               1995     1994     1993     1992      1991
                            12 months 12 months 11 months 12 months 12 months
                                  (unaudited)unaudited)(unaudited)(unaudited)
     Statement of income data
       Commissions and fees   $  980   $  999   $  744    $  985   $  759
       Investment income & other   8       10        3        14       11
                              ------   ------   ------    ------   ------
         Total revenues          988    1,009      747       999      770


     Compensation and employees'
       benefits                  533      560      548       601      365
     Other operating expenses    237      285      239       389      312
     Amortization of intangibles   5        5        4         5      -
     Interest expense             10       11        6         6        9
                              ------   ------   ------    ------   ------
         Total expenses          785      861      797     1,001      686
                              ------   ------   ------    ------   ------

     Income (loss) before income
       taxes                     203      148  (    50)  (     2)      84
     Income taxes (recoverable)   46       35  (    11)      -         19
                              ------   ------   ------    ------   ------

     Net income (loss)        $  157   $  113  ($   39)  ($    2)  $   65
                              ======   ======   ======    ======   ======
     Per share amounts
       Net income per common
         share               $156.68  $112.83  $   -     $   -    $   .06
                             =======  =======  ========  =======  =======


     Weighted average number of
       common shares
       outstanding             1,000    1,000     1,000    1,000     1,000
                               =====    =====     ======   ======    =====


     Dividends paid per common
       share                 $115.00  $118.68  $   -     $   -    $   -
                             =======  ========  =======  =======  =======




     Balance sheet data:
       Intangible assets, net $   80   $   85   $   90    $   95   $  -
       Total assets              975      964      764     1,036      790
       Long-term debt, less
         current portion          39       73       46        70        3
       Other long-term liabilities 4       68       12        39       49
       Total shareholders' equity110       68       74       113      115





























                     UNAUDITED INTERIM FINANCIAL STATEMENTS

          DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS, LTD.

          DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS, LTD.
                              INTERIM BALANCE SHEET
                                   (unaduited)

                                     ASSETS

                                                           November 30,
                                                        1995        1994

Current assets
    Cash                                              $   97,063  $   23,636
    Receivables
       Premiums                                          965,397     886,553
    Prepaid expenses                                       6,940      11,958
                                                      ----------  ----------
                             Total Current Assets      1,069,400     922,147

Investment                                                77,917      82,917

Property and Equipment, net                               47,160      62,995

Other Assets                                              98,372      55,472
                                                      ----------  ----------
                                                      $1,292,849  $1,123,531
                                                      ==========  ==========


                                   LIABILITIES

Current Liabilities
    Premiums payable to insurance companies          $  796,633  $  751,589
    Accounts payable and accrued expenses               148,856     121,300
    Current portion of long-term debt                    34,002      32,629
                                                     ----------  ----------
                         Total Current Liabilities      979,491     905,518

Long-Term Debt                                           22,018      56,654
                                                     ----------  ----------
                                                      1,001,509     962,172
                                                     ----------  ----------



                              SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 40,000
    shares; outstanding 1,000 shares                        100         100
Preferred stock, no par value; authorized 4,000
    shares; outstanding 100 shares                          100         100
                                                     ----------  ----------
                                                            200         200
Retained Earnings                                       291,140     161,159
                                                     ----------  ----------
                                                        291,340     161,359
                                                     ----------  ----------
                                                     $1,292,849  $1,123,531
                                                     ==========  ==========
         DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                          INTERIM STATEMENT OF INCOME
                                  (unaudited)

                                         Six Months Ended        Three Months Ended
                                        Nov. 30,   Nov. 30,      Nov. 30,    Nov. 30,
                                          1995       1994          1995        1994
Income

    Commissions and fees                $586,695   $508,246      $277,026    $247,937
    Other                                 13,990      4,142         5,193       2,460
                                        --------   --------      --------    --------
                                         600,685    512,388       282,219     250,397
                                        --------   --------      --------    --------
Operating expenses

    Compensation and employee benefits   233,978    272,126       122,934     137,442
    Other operating expenses             125,550    112,413        58,881      54,377
    Amortization of intangibles            2,500      2,500         1,250       1,250
    Interest expenses                      3,926      4,841         1,828       2,304
                                        ---------  ---------     ---------  ---------
                                         365,954    391,880       184,893     195,373
                                        ---------  ---------     ---------  ---------
Income before income taxes               234,731    120,508        97,326      55,024

Income taxes                              53,272     27,350        22,088      12,488
                                       ---------  ---------     ---------    --------
Net income for the period               $181,459   $ 93,158      $ 75,238    $ 42,536
                                        ========   ========      =========   =========

                         INTERIM STATEMENT OF CASH FLOW
                   For the six months ended November 30, 1995
                                   (unaudited)

                                                               1995         1994
Operating activities

    Net income for the period                               $ 181,459    $  93,158
    Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation and amortization                            9,884       13,112
                                                            ---------    ---------
                                                              191,343      106,270
       Changes in operating assets and liabilities
       net of effects from insurance agency
       acquisitions
          (Increase) decrease in:
          Accounts receivable                                (190,871)     (96,222)
          Prepaid expenses                                          -       (9,744)
          Increase (decrease) in:
             Premiums payable to insurance companies           80,921       78,224
             Accounts payable and accrued expenses             75,694       72,575
                                                            ---------    ---------
       Net cash provided by (used in) operating
       activities                                             157,087      151,103
                                                            ---------    ---------
Investing activities

    Purchase of property and equipment                           (455)      (3,238)
                                                            ---------    ---------
       Net cash provided by (used in) investing
       activities                                                (455)      (3,238)
                                                            ---------    ----------
Financing activities

    Principal payments on long-term debt                      (16,785)     (16,132)
    Other financing activities                               (104,796)    (125,015)
                                                            ---------    ----------
       Net cash provided by (used in) financing
       activities                                            (121,581)    (141,147)
                                                            ----------   -----------
Increase in cash and cash equivalents                          35,051        6,718

Cash and cash equivalents, beginning of period                 62,012       16,918
                                                            ---------    ------------
Cash and cash equivalents, end of period                   $   97,063    $  23,636
                                                           ==========    =========

                  NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
         DEPRES, HARLAND & ASSOCIATES INSURANCE & SURETY BROKERS LTD.
                                 (Unaduited)








Basis of Presentation

The financial statements of Depres, Harland & Associates Insurance & Surety
Brokers Ltd. have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form
10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. Operating results for six months ended
November 30, 1995, are not necessarily indicative of the results that may be expected for the year ending May 31, 1996. For further information, refer to the Company's financial statements and footnotes for the year ended May 31, 1995 included elsewhere herein.


                         Depres Harland & Associates
                       Insurance & Surety Brokers Ltd.

                    MANAGEMENT DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     The income of Depres Harland & Associates is principally derived from commissions earned from the placement of insurance policies and surety bonds with various insurance and surety carriers. Commissions are generally a percentage of the premiums charged by the various carriers for the issuance of insurance policies and surety bonds, as well as fees for the provision of surety facilities. Depres Harland is somewhat insulated from the vagaries of the insurance market because of the relative stability of surety rates. During the past three years the company has also received the benefit of a "firming" trend in the insurance market, although conditions could certainly not be termed as "hard market". This trend has caused premium levels to end their slide that commenced in the late 1980's, with the occasional opportunity for minor rate recovery. The addition of new business coupled with a an upturn in the economy has enabled the firm to enjoy steady growth in revenues during this period.
     Management cannot predict the timing or extent of changes in market conditions and the subsequent effect this can have on future earnings potential.

     The following discussion should be read in conjunction with the attached comparative statement of income prepared for ease of reference.

     RESULTS OF OPERATIONS:

     Total revenues for 1995 were $987,732.00 including $55,518.00 of financial services revenue from a division that discontinued operations effective November 1, 1994. This amounts to net revenue of $932,214.00, a true increase of $105,967.00 or 12.8% over 1994.
     In 1994 total net revenues were $826,247.00 ( Gross Revenue of
     $1,009,341.00 including $183,094.00 of financial services revenue), an increase of $10,926.00 or 1.3% over the twelve month pro-rata equivalent for 1993. Total revenues per the 1993 year end statement were $747,378.00, although it should be noted this was an eleven month fiscal year that became necessary as a result of a corporate restructuring that took place effective May 1, 1993. Pro-rated revenue for a twelve month fiscal year equates to $815,321.00.

     Commissions and fees for 1995 increased by $109,151 or 13.4% over 1994 and also increased in 1994 by $3,257.00 or .4% over annualized
     1993 levels. The substantial increase in 1995 was attributable to both the addition of new business and a return to more traditional activity levels by our clientele. The lack of growth in 1994 was due to continued effects of the recession and the high priority placed on corporate reorganization.

     Interest income and other revenue decreased by $3,184.00 in 1995, while having increased in the previous year by $7,924.00. The increase in 1994 was primarily attributable to improvements in collection of accounts, while the drop in 1995 related to reductions in interest rates available.

     Total operating expenses in 1995 were $785,054 including $53,500.00 for the five months that the financial services division was contributing to the operation's revenue base. This amounts to a net operating expense of $731,554.00, a marginal decrease of $1,634.00 from 1994. In 1994, the firm's net operating expenses were $733,188.00, a substantial decrease of $136,717.00 or 15.1% from 1993's annualized operating expenses of $869,905.00. At the time of the corporate reorganization in May of 1993, the decision was made to substantially reduce overhead through the termination of employment of two management level individuals and through negotiation of a reduced salary level for a previous principal of the corporation who was bought out under the terms of the reorganization.. Additional cost reductions in the area of support personnel were implemented , but the effects of these cost reductions were largely offset by increased costs associated with the introduction of a new computer system.

     Compensation and employee benefits for 1995 amounted to $484,310.00 or 9.4% more than 1994. The expense level for 1994 was $442,845.00 or 23.8% lower than 1993. Compensation and Employee benefit in 1993 totaled $548,204.00. All of the above figures are net of financial services compensation and employee benefit expenses of $117,600.00 and $49,000.00 in 1994 and 1995 respectively.

     Other operating expenses decreased in 1995 by $42,550.00 or 15.5% from 1994. The decreases were primarily attributable to ongoing measures to improve cost effectiveness. For 1994, other operating expenses increased $13,915.00 or 5.3% from the annualized 1993 level of $260,789.00.

     RECENT INTERIM RESULTS

     For the six month period ending November 30, 1995 total revenues have increased $143,815.00 from the six months ended November 30, 1994 (net of $55,518.00 financial services revenue included in 1994). This is attributable to the addition of new business, growth of many long term customers of the firm and continued improvement in the economy that is returning some accounts to activity levels seen prior to the recession. Total revenues for the six months ending
     November 30, 1995 are $600,685.00.

     Total operating expenses for the same period have increased
     $27,574.00 or 8.1% (net of $53,500.00 allowance for Financial
     Services overhead in 1994) from the same period in 1994. This experience reflects the success of management's continuing efforts to maximize production while maintaining a firm hold on expenses. A substantial portion of the credit is attributable to the positive effects of the computer improvements implemented over the past two and a half years. Combined with changes in personnel, the company has managed to handle substantial increases in revenue without proportionate increases in overhead.

     Net profit for the six months ended November 30, 1995 has increased
     $88,301.00 or 94.8% from the same period in 1994. This amounts to a six month profit of $181,459.00 vs. $93,158.00 for the same period in the previous fiscal year.
